

Mail Stop 4628

June 22, 2017

Paulo Basilio
Executive Vice President and Chief Financial Officer
The Kraft Heinz Company
One PPG Place
Pittsburgh, PA 15222

> **Re:**   **The Kraft Heinz Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Response Dated May 17, 2017**
> **File No. 1-37482**

Dear Mr. Basilio:

We have reviewed your May 17, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2017 letter.

1.   We note your proposed disclosure in response to prior comment 1 indicates that the business performance component multiplier is based on achievement of organic change in Adjusted EBITDA between threshold and maximum levels. Please disclose such threshold and maximum levels in addition to target and actual levels. We also note your proposed disclosure states that the individual performance component is based on "multiple quantitative and project metrics called Key Performance Indicators" and that [n]one of the individual KPIs are material to understanding how the bonus program operated." As your Definitive Proxy Statement on Schedule 14A indicates that each named executive officer had four or five performance goals, or MBOs, that are evaluated through at least eight KPIs, please disclose the MBOs for each executive officer and such officer's performance relative to each MBO. Refer to Item 402(b)(vii) of Regulation S-K.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources